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                               September 17, 2021

       Claude Maraoui
       Chief Executive Officer, President and Director
       Journey Medical Corporation
       9237 E Via de Ventura Blvd., Suite 105
       Scottsdale, AZ 85258

                                                        Re: Journey Medical
Corporation
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted September
2, 2021
                                                            CIK No. 0001867066

       Dear Mr. Maraoui:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 submitted September 2, 2021

       Capitalization, page 52

   1. In response to prior comment nine, we note you changed the total label from total capitalization to total
liabilities and stockholders' equity. Since total liabilities and stockholders' (deficit)
is $72,725,000 according to page F-2, and not $32,627,000 as presented here, it
appears that the label should remain total capitalization. Please revise accordingly.
 Claude Maraoui
FirstName LastNameClaude
Journey Medical CorporationMaraoui
Comapany 17,
September NameJourney
              2021      Medical Corporation
September
Page 2    17, 2021 Page 2
FirstName LastName
Consolidated Financial Statements
Revenue Recognition, page 59

2. We have reviewed your revised disclosure in response to prior comment 19 and it does not appear that you have disclosed sufficient information to enable financial statement users to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. Specifically, it does not appear that you have provided the qualitative and quantitative information about the significant judgements
         (i.e., inputs and assumptions) and changes in the judgments, as set forth in ASC 606-10-
         50-20, and 50-1 though 50-2, as it relates to the determination of the transaction price, etc. Please revise your disclosure accordingly.
       You may contact Michael Fay at 202-551-3812 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Gary Guttenberg at 202-551-6477 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:      Mark F. McElreath, Esq.